December 18, 2024

John V. Moran, IV
Chief Financial Officer
Old National Bancorp
One Main Street
Evansville, IN 47708

        Re: Old National Bancorp
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Response dated December 12, 2024
            File No. 001-15817
Dear John V. Moran, IV:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance